January 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:           Request to Withdraw Registration Statement on Form S-1 (File No. 333-248495)

Ladies and Gentlemen:

On August 31, 2020, China VTV Ltd., a Nevada corporation (the “Company”), filed a Registration Statement, file No. 333-248495 on Form S-1 (together with the amendments and exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. The Registration Statement was declared effective on September 18, 2020 but no securities were sold under the Registration Statement.

The Company has determined at this time not to proceed with the offering as contemplated by the Registration Statement and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Jay Kaplowitz, Esq. of Sichenzia Ross Ference LLP, at 212-930-9700.

Very truly yours,

China VTV Ltd.

By:	/s/ Tijin Song
Tijin Song
Chief Executive Officer